Exhibit 99.15
ISOTIS INC STARTS TRADING ON NASDAQ
Ticker: ISOT
IRVINE, CA, USA — 26 January 2007 — IsoTis Inc. (Nasdaq: ISOT), the orthobiologics company, announced that its stock began trading on the NASDAQ Global Market today. The Company’s ticker symbol is ISOT. The Company’s listing follows the successful completion of the first acceptance period of an exchange offer through which it acquired 75% of the shares in IsoTis SA (SWX/Euronext: ISON) (TSX: ISO). With all conditions of the Exchange Offer as set forth in the Offer Memorandum fulfilled, IsoTis Inc. declared the Exchange Offer unconditional on January 25.
Pieter Wolters, President and CEO of IsoTis said: “We would like to thank the shareholders who have given their vote of confidence to allow us to become part of the NASDAQ Global Market today. With over 90% of our employees and over 75% of our revenues in the U.S., we believe a NASDAQ listing alongside our peers provides a natural market for our shares.”
IsoTis Inc. expects to fully consummate the Exchange Offer in the course of February 2007, and intends to delist from Euronext Amsterdam, SWX Swiss Exchange and the Toronto Stock Exchange as soon as possible.
Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets,” “could,” ‘may,” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis, Inc. only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis, Inc. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis, Inc., including, but not limited to, failure to obtain sufficient shareholder support for the exchange offer, inability to list the IsoTis, Inc. shares on NASDAQ in a timely manner, if at all, market conditions at the time of the proposed offering and inability to obtain approval from the SEC for the offering. IsoTis, Inc. expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.

For information contact IsoTis:
Rob Morocco	Hans Herklots
Chief Financial Officer	Director Investor Relations
+1 (949) 855-7155	+41 (21) 620-6011
robert.morocco@isotis.com	hans.herklots@isotis.com
This announcement is a public announcement as meant within article 9b paragraph 1 of the Dutch Decree on the Supervision of the Securities Trade 1995 (Besluit toezicht effectenverkeer 1995).
The Exchange Offer is being made for the shares of IsoTis SA, a Swiss company, that are listed on the SWX, on Euronext Amsterdam and the TSX. The Exchange Offer is subject to disclosure requirements of Switzerland, the Netherlands and Canada, which requirements are different from those of the United States. U.S. shareholders of IsoTis SA should be aware that, to the extent permissible, IsoTis, Inc. may purchase shares of IsoTis SA otherwise than under the Exchange Offer, such as in open market or privately negotiated purchases.